

March 15, 2013

Via E-mail
Richard Zirger
Chief Executive Officer
Electric Tractor Corp.
59 Hunter Rd
Niagara on the Lake, ON L0S 1J0
Canada

> **Re:** **Electric Tractor Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 14, 2013**
> **File No. 333-184724**

Dear Mr. Zirger:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, you must update your financial statements as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Jonathan D. Leinwand, Esq.
        Jonathan D. Leinwand, P.A.